Exhibit 99.2
Royal Dutch Shell plc
Three and six month period ended June 30, 2010
Unaudited Condensed Interim Financial Report

Unaudited Condensed Interim Financial Report
This report contains:
(1)	A Business Review with respect to Royal Dutch Shell plc, a publicly-listed company incorporated in England and Wales and headquartered and tax resident in the Netherlands (“Royal Dutch Shell”) and its consolidated subsidiaries (collectively, with Royal Dutch Shell, “Shell”) for the three and six month period ended June 30, 2010; and

(2)	Unaudited Condensed Consolidated Interim Financial Statements for the three and six month period ended June 30, 2010 and 2009.
In this document “Shell” is sometimes used for convenience where references are made to Royal Dutch Shell and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this document refer to companies in which Royal Dutch Shell either directly or indirectly has control through a majority of the voting rights or the right to exercise control or to obtain the majority of the benefits and be exposed to the majority of risks. The Consolidated Financial Statements consolidate the financial statements of the Parent Company and all subsidiaries. The companies in which Shell has significant influence but not control are referred to as “associated companies” or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this document, associates and jointly controlled entities are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 34% shareholding in Woodside Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interests.
Except as otherwise specified, the figures shown in the tables in this Report represent those in respect of subsidiaries only, without deduction of non-controlling interest. However, the term “Shell share” is used for convenience to refer to the volumes of hydrocarbons that are produced, processed or sold through both subsidiaries and equity-accounted investments. All of a subsidiary’s production, processing or sales volumes are included in the Shell share, even if Shell owns less than 100% of the subsidiary. In the case of equity accounted investments, however, Shell-share figures are limited only to Shell’s entitlement. In all cases, royalty payments in kind are deducted from the Shell share.
This document contains forward-looking statements (within the meaning of the United States Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “scheduled”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this document, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures as a result of climate changes; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. Additional factors that may affect future results are contained in Shell’s Annual Report and Form 20-F for the year ended December 31, 2009 (available at www.shell.com/investor and www.sec.gov). These factors should also be considered by the reader. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this document, July 30, 2010. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 1

Business Review for the three and six month period ended June 30, 2010
Presented under IFRS (unaudited)

$ million
	Three months		Six months
	ended June 30,		ended June 30,
	2010	2009	2010	2009

Income for the period	4,487	3,903	10,053	7,419
Income attributable to non-controlling interest	94	81	179	109

Income attributable to Royal Dutch Shell plc shareholders	4,393	3,822	9,874	7,310

THREE MONTHS ENDED JUNE 30, 2010
Upstream
Segment earnings were $3,270 million compared to $2,091 million a year ago. Earnings included a net gain of $10 million, reflecting revisions to redundancy provisions and tax credits, which were partly offset by a net loss related to changes in the mark-to-market valuation and account of certain gas contracts, cost impacts from the US offshore drilling moratorium and an asset impairment. Earnings for the same period in 2009 included a net charge of $115 million, mainly related to changes in the mark-to-market valuation offset by divestment gains, lease litigation settlements and retirement healthcare plan modifications in the USA.
Upstream earnings compared to the second quarter 2009 reflected the effect of higher realised crude oil and natural gas prices on revenues, higher LNG realisations, higher natural gas production volumes and increased LNG sales volumes, which were partially offset by increased production taxes and the impact of maintenance activities on oil production volumes. In addition, a generally weak environment for trading activities affected the second quarter 2010 earnings.
Global liquids realisations were 41% higher than in the second quarter 2009. Global gas realisations were 15% higher than in the same quarter a year ago. In the Americas, gas realisations increased by 22%. Outside the Americas, gas realisations increased by 13% whereas European gas realisations decreased by 9%.
Second quarter 2010 production was 3,110 thousand barrels of oil equivalent per day (boe/d) compared to 2,949 thousand boe/d a year ago. Crude oil production was in line and natural gas production was up 12% compared to the second quarter 2009. Second quarter 2010 oil production volumes compared to the same quarter in 2009 were some 100 thousand boe/d lower as a consequence of maintenance activities mainly at the Athabasca Oil Sands project in Canada, the Mars corridor in the US Gulf of Mexico and the EA Field in Nigeria.
Production, compared to the second quarter 2009, increased by some 160 thousand boe/d from new field start-ups and the continuing ramp-up of fields over the past 12 months, more than offsetting field declines.
LNG sales volumes of 3.88 million tonnes were 34% higher than in the same quarter a year ago. Volumes reflected the continued ramp-up in sales volumes from the Sakhalin II LNG project and improved volumes from Nigeria LNG.
Downstream
Segment earnings were $1,329 million compared to $1,264 million in the second quarter 2009. Earnings included a net gain of $311 million, reflecting a gain from a divestment, a gain related to the estimated fair value accounting of commodity derivatives and revisions to redundancy provisions, partly offset by an impairment charge. Earnings for the same period in 2009 included a net charge of $678 million, mainly related to fair value accounting of commodity derivatives, impairment expenses and retirement healthcare plan modifications in the USA.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 2

In the second quarter of 2010, earnings suffered from decreasing crude prices on inventory by $142 million compared to a benefit of $1,539 million in the second quarter of 2009. After taking into account the impact of changing crude prices on inventory, earnings were $1,471 million compared to a loss of $275 million in the second quarter 2009.
The discussion in the remainder of this section pertains to earnings excluding the oil-price effect on inventory.
Downstream earnings compared to the second quarter 2009 reflected higher Oil Products marketing earnings, improved refining contributions and significantly improved Chemicals earnings.
Oil Products marketing earnings compared to the same period a year ago reflected higher retail earnings and reduced B2B and lubricants contributions. In addition, a generally weak environment for trading activities affected the second quarter 2010 earnings.
Oil Products sales volumes increased by 7% compared to the same quarter last year.
Refining results benefited from higher realised refining margins reflecting improved worldwide industry refining margins compared to the same period a year ago. Results also benefited from higher refinery plant intake volumes, which increased by 5%. Refinery availability was 94% compared to 95% in the second quarter 2009.
Chemicals earnings improved from a loss in the second quarter 2009, reflecting higher realised chemicals margins and higher chemicals sales volumes, which were partly offset by reduced income from equity-accounted investments and higher operating costs.
Chemicals sales volumes increased by 18% compared to the same quarter last year. Chemicals manufacturing plant availability increased to 95%, some 7 percentage points higher than in the second quarter 2009.
Corporate
Segment results were a loss of $112 million compared to earnings of $548 million for the same period last year, mainly reflecting increased net interest expense and currency exchange charges.
SIX MONTHS ENDED JUNE 30, 2010
Upstream
Segment earnings were $7,685 million compared to $4,275 million in 2009. Earnings included a net gain of $120 million, reflecting divestment gains, fair value accounting of commodity derivates, revisions to redundancy provisions and tax credits, which were partly offset by a net loss related to changes in the mark-to-market valuation and accounting of certain gas contracts, cost impacts from the US offshore drilling moratorium and an asset impairment. Earnings for the same period in 2009 included a net gain of $215 million, mainly related to gains from divestments, tax credits and lease litigation settlements, offset by changes in the mark-to-market valuation and retirement healthcare plan modifications in the USA.
Upstream earnings compared to the half year 2009 reflected the effect of significantly higher realised oil prices on revenues, increased LNG sales volumes and realisations, and higher natural gas production volumes. These were partially offset by the impact of lower natural gas prices on revenues, higher production taxes and reduced trading contributions compared to the half year 2009.
Global liquids realisations were 56% higher than in the half year 2009. Global gas realisations were 5% lower than in the half year 2009. In the Americas, gas realisations increased by 22% whereas outside the Americas, gas realisations decreased by 10%.
Half year 2010 production was 3,351 thousand boe/d compared to 3,166 thousand boe/d for the same period a year ago. Crude oil production was up 1% and natural gas production was up 12% compared to the half year 2009 production.
LNG sales volumes of 8.11 million tonnes were 36% higher than in the half year 2009. Volumes reflected the continued ramp-up in sales volumes from the Sakhalin II LNG project and improved volumes from Nigeria LNG.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 3

Downstream
Segment earnings were $2,656 million compared to $2,463 million in the half year 2009. Earnings included a net gain of $276 million, reflecting gains from divestments, a gain related to the estimated fair value accounting of commodity derivatives and revisions to redundancy provisions, partly offset by impairment charges. Earnings for the same period in 2009 included a net charge of $883 million, related to fair value accounting of commodity derivatives, a pension adjustment for inflation in the USA, tax charges, impairment expenses and retirement healthcare plan modifications in the USA.
Earnings in 2010 benefited from increasing crude prices on inventory by $442 million compared to a benefit of $1,735 million in the half year 2009. After taking into account the impact of changing crude prices on inventory, earnings were $2,214 million compared to $728 million in the half year 2009.
The discussion in the remainder of this section pertains to earnings excluding the oil-price effect on inventory.
Downstream earnings reflected higher Oil Products marketing earnings, improved refining contributions and significantly improved Chemicals earnings.
Oil Products marketing earnings compared to the half year 2009 increased mainly due to higher retail and lubricants earnings, which were partly offset by lower B2B earnings. In addition, a generally weak environment for trading activities affected the first half 2010 earnings.
Oil Products sales volumes increased by 5% compared to the same period last year.
Industry refining margins for the half year 2010 were lower globally compared to the same period 2009, except for the European region. However, refining earnings for the half year 2010 benefited from improved realised refining margins in all regions, except in the US West Coast. Compared to the same period in 2009, refinery plant intake volumes were in line and refinery availability was 92% compared to 93%.
Chemicals earnings reflected higher realised chemicals margins, higher chemicals sales volumes, higher income from equity-accounted investments and lower operating costs compared to the half year 2009.
Chemicals sales volumes increased by 15% compared to the half year 2009. Chemicals manufacturing plant availability increased to 93%, some 3 percentage points higher than in the same period last year.
Corporate
Corporate results were a loss of $288 million compared to earnings of $681 million for the half year 2009. Earnings for the half year 2009 included a net gain of $145 million mainly related to tax credits. Currency exchange losses in the half year 2010 were $223 million compared to gains of $333 million in the half year 2009.
Corporate earnings for the second quarter and half year 2010 mainly reflected currency exchange losses and lower net interest result compared to the same periods in 2009.
PORTFOLIO DEVELOPMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010
Upstream
In the USA, Shell has agreed to acquire all of the business of East Resources, Inc. for a cash consideration of $4.7 billion (of which $4.5 billion has been paid on July 29, 2010), with a primary focus on the Marcellus shale, in the northeast USA covering an area of some 2,600 square kilometres (650,000 net acres) of highly contiguous acreage and 4,250 square kilometres (1.05 million net acres) of acreage overall. In addition, as part of its ongoing acreage build strategy, Shell has acquired some 1,000 square kilometres (250,000 net acres) of mineral rights in the Eagle Ford shale play in South Texas. These new positions have the potential to yield over 16 trillion cubic feet of gas equivalent (tcfe).
Also in the USA, at the end of the first quarter 2010, Shell produced its first oil and natural gas from the Perdido Development (Shell share 35.4%), in the deep water Gulf of Mexico. The project is expected to ramp up to expected annual peak production of more than 100 thousand boe/d.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 4

In Nigeria, oil and gas production started from the Gbaran-Ubie project in the Niger Delta (Shell share 30%). When fully operational next year, it will be capable of producing 1 billion standard cubic feet of gas per day (scf/d) and some 70 thousand barrels of oil per day (b/d).
Also in Nigeria, the Shell Petroleum Development Company of Nigeria (SPDC, Shell share 30%) is working on a series of projects that will lead to more than three quarters of its production potential being covered by associated gas gathering (AGG) facilities. Work has now restarted at many projects previously delayed by funding or security problems. The projects, which will cost more than $2 billion (100%), cover 26 flow-stations in the Niger Delta. The gas will then be available for use in power stations and by industry.
Also in Nigeria, subject to approvals, Shell agreed to sell its 30% interest in three production leases (oil mining leases 4, 38 and 41) and related equipment in the Niger Delta to a consortium led by two Nigerian companies.
In Qatar, Shell signed a new Exploration and Production Sharing Agreement (EPSA) for Qatar Block D. Under the agreement, the partners will jointly explore for natural gas in an area of 8,089 square kilometres onshore and offshore in Qatar. The total term of this agreement is 30 years and starts with a five-year First Exploration Period.
In Syria, Shell has sold a 35% interest in Syria Shell Petroleum Development (SSPD), previously 100% owned, to China National Petroleum Corporation (CNPC). SSPD has interests in three production licences covering some 40 oil fields, with production in 2009 of approximately 20 thousand barrels of oil equivalent per day (boe/d; Shell share).
In Australia, Shell has entered into an agreement (Shell share 50%) with Arrow Energy Limited (Arrow) for the proposed acquisition, together with our partner PetroChina, of all of the shares in Arrow, representing a total consideration of some $3.2 billion. The offer is subject to regulatory and Arrow’s shareholder approval.
In China, Shell and PetroChina announced plans to appraise, develop and produce tight gas under a 30-year production sharing contract in an area of approximately 4,000 square kilometres in the Jinqiu block of central Sichuan Province. In addition, shale gas assessment work commenced in January 2010 in the Fushun block that covers another area of also approximately 4,000 square kilometres.
During the half year 2010, Shell participated in 5 exploration discoveries, and two appraisals, in Australia and the US Gulf of Mexico. We also saw particularly strong results from exploration and appraisal drilling in the North American Haynesville tight-gas area. Shell also increased its overall acreage position, completing acquisitions of new exploration licences in Canada, China, Egypt, French Guiana, Pakistan, Qatar, Russia, Tunisia and the USA, and successfully bidding for new licences in Colombia and Italy.
Downstream
In Greece, Shell completed the sale of its downstream businesses, and an agreement for the continued use of the Shell brand in the Greek market, for a final sale price of around $0.3 billion. The sale included Shell’s retail, commercial fuels, bitumen, chemicals, supply and distribution, and liquefied petroleum gas (LPG) businesses, as well as a lubricants oil blending plant.
In Brazil, Shell has signed a non-binding Memorandum of Understanding (MoU), with the intention to form a joint venture (Shell share 50%) for the production of ethanol, sugar and power, and the supply, distribution and retail of transportation fuels. Under the terms of the MoU, Shell will contribute its Downstream assets in Brazil (excluding lubricants) and a total payment of $1.6 billion.
In New Zealand, Shell concluded the sale of its downstream business, including its 17.1% shareholding in the 104 thousand barrels per day refinery at Marsden Point, for a total amount of some $0.5 billion plus a working capital adjustment.
In Singapore, Shell announced the successful start-up of the ethylene cracker at its Shell Eastern Petrochemicals Complex project. The 100% Shell-owned ethylene cracker complex has a capacity of 800,000 tonnes of ethylene per annum, as well as 450,000 tonnes of propylene and 230,000 tonnes of benzene per annum.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 5

LIQUIDITY AND CAPITAL RESOURCES
Three months ended June 30, 2010
Net cash from operating activities in the three months ended June 30, 2010 was $8.1 billion compared with $0.9 billion for the same period last year.
During the second quarter of 2010, Shell issued $2.75 billion of new debt under the US shelf registration, with maturity periods ranging from 2012 through 2015. All debt was issued by Shell International Finance B.V. and guaranteed by Royal Dutch Shell plc.
Net capital investment (capital investment, less divestment proceeds) in the second quarter of 2010 was $5.6 billion, which was invested in Upstream. Net capital investment in the same period of 2009 was $7.6 billion of which $5.1 billion was invested in Upstream, $2.4 billion in Downstream and $0.1 billion in Corporate.
Dividends of $0.42 per share were declared on July 29, 2010 in respect of the second quarter. These dividends are payable on September 8, 2010. In the case of the Class B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report on Form 20-F for the year ended December 31, 2009 for additional information on the dividend access mechanism.
Six months ended June 30, 2010
Net cash from operating activities in the first half 2010 was $12.9 billion compared with $8.5 billion for the same period last year.
Total current and non-current debt increased to $40.3 billion at June 30, 2010 from $30.1 billion on June 30, 2009. During the first half 2010, Shell issued $7 billion of new debt under the US shelf registration, with maturity periods ranging from 2012 through 2040. All debt was issued by Shell International Finance B.V. and guaranteed by Royal Dutch Shell plc.
Net capital investment (capital investment, less divestment proceeds) in the first half 2010 was $11.8 billion of which $11.1 billion was invested in Upstream and $0.7 billion in Downstream. Net capital investment in the same period of 2009 was $14.5 billion of which $11.0 billion was invested in Upstream, $3.3 billion in Downstream and $0.2 billion in Corporate.
Dividends of $0.42 per share were declared on April 28, 2010 and July 29, 2010 totalling $0.84 per share in respect of the first and second quarter of 2010.
RISK FACTORS
The principal risks and uncertainties affecting Shell are described in the Risk Factors section of the Annual Report and Form 20-F for the year ended December 31, 2009 (pages 13 to 15). There are no material changes in those Risk Factors.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 6

Three and six month period ended June 30, 2010
Unaudited Condensed Consolidated Interim Financial Statements

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 7

Consolidated Statement of Income

$ million
	Three months ended June 30,		Six months ended June 30,

	2010	2009	2010	2009
Revenue	90,568	63,882	176,630	122,104
Share of profit of equity-accounted investments	1,308	1,535	2,954	2,463
Interest and other income	(16)	826	301	1,117

Total revenue and other income	91,860	66,243	179,885	125,684
Purchases	69,759	46,127	134,760	86,415
Production and manufacturing expenses	5,925	6,092	11,112	12,034
Selling, distribution and administrative expenses	3,433	3,943	7,526	7,592
Research and development	180	269	394	476
Exploration	403	524	780	872
Depreciation, depletion and amortisation	3,237	3,279	6,163	6,369
Interest expense	191	166	452	349

Income before taxation	8,732	5,843	18,698	11,577
Taxation	4,245	1,940	8,645	4,158

Income for the period	4,487	3,903	10,053	7,419

Income attributable to non-controlling interest	94	81	179	109

Income attributable to Royal Dutch Shell plc shareholders	4,393	3,822	9,874	7,310

$

Basic earnings per share (see Note 3)	0.72	0.62	1.61	1.19
Diluted earnings per share (see Note 3)	0.72	0.62	1.61	1.19

Consolidated Statement of Comprehensive Income

	$ million
	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Income for the period	4,487	3,903	10,053	7,419
Other comprehensive income, net of tax:
Currency translation differences	(3,051)	5,859	(4,618)	3,583
Unrealised gains/(losses) on securities	64	(44)	20	105
Cash flow hedging gains/(losses)	14	204	12	140
Share of other comprehensive income/(loss) of equity-accounted investments	(18)	22	(29)	57

Other comprehensive income/ (loss) for the period	(2,991)	6,041	(4,615)	3,885

Comprehensive income for the period	1,496	9,944	5,438	11,304
Comprehensive income/(loss) attributable to non-controlling interest	(58)	(168)	(138)	(112)

Comprehensive income attributable to Royal Dutch Shell plc shareholders	1,438	9,776	5,300	11,192
The Notes on pages 12 through 14 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 8

Condensed Consolidated Balance Sheet

$ million
	June 30, 2010	Dec 31, 2009

ASSETS
Non-current assets
Intangible assets	5,171	5,356
Property, plant and equipment	133,179	131,619
Equity-accounted investments	31,128	31,175
Investments in securities	3,860	3,874
Deferred tax	4,480	4,533
Pre-paid pension costs	9,316	10,009
Other	7,528	9,158

	194,662	195,724

Current assets
Inventories	27,972	27,410
Accounts receivable	62,615	59,328
Cash and cash equivalents	12,008	9,719

	102,595	96,457

Total assets	297,257	292,181

LIABILITIES
Non-current liabilities
Debt	35,796	30,862
Deferred tax	13,802	13,838
Retirement benefit obligations	5,873	5,923
Other provisions	13,322	14,048
Other	4,869	4,586

	73,662	69,257

Current liabilities
Debt	4,505	4,171
Accounts payable and accrued liabilities	64,553	67,161
Taxes payable	12,096	9,189
Retirement benefit obligations	388	461
Other provisions	2,890	3,807

	84,432	84,789

Total liabilities	158,094	154,046

EQUITY
Equity attributable to Royal Dutch Shell plc shareholders	137,488	136,431
Non-controlling interest	1,675	1,704

Total equity	139,163	138,135

Total liabilities and equity	297,257	292,181

The Notes on pages 12 through 14 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 9

Consolidated Statement of Changes in Equity

$ million
	Equity attributable to Royal Dutch Shell plc shareholders
						Non-
	Ordinary	Treasury	Other	Retained		controlling
	share capital	shares	reserves[A]	earnings	Total	interest	Total equity

At January 1, 2010	527	(1,711)	9,982	127,633	136,431	1,704	138,135

Comprehensive income for the period	—	—	(4,574)	9,874	5,300	138	5,438
Capital contributions from minority shareholders and other changes in non-controlling interest	—	—	—	294	294	22	316
Dividends paid	—	—	—	(5,003)	(5,003)	(189)	(5,192)
Treasury shares: net sales and dividends received	—	428	—	—	428	—	428
Share-based compensation	—	—	(174)	212	38	—	38

At June 30, 2010	527	(1,283)	5,234	133,010	137,488	1,675	139,163

At January 1, 2009	527	(1,867)	3,178	125,447	127,285	1,581	128,866

Comprehensive income for the period	—	—	3,882	7,310	11,192	112	11,304
Capital contributions from minority shareholders and other changes in non-controlling interest	—	—	—	3	3	19	22
Dividends paid	—	—	—	(5,257)	(5,257)	(99)	(5,356)
Treasury shares: net sales/(purchases) and dividends received	—	234	—	—	234	—	234
Share-based compensation	—	—	(175)	227	52	—	52

At June 30, 2009	527	(1,633)	6,885	127,730	133,509	1,613	135,122

[A]	See Note 2.
The Notes on pages 12 through 14 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 10

Condensed Consolidated Statement of Cash Flows

$ million
	Six months ended June 30,
	2010	2009

Cash flow from operating activities:
Income for the period	10,053	7,419
Adjustment for:
Current taxation	8,324	4,211
Interest (income)/expense	392	700
Depreciation, depletion and amortisation	6,163	6,369
Net (gains)/losses on sale of assets	(251)	(285)
Decrease/(increase) in net working capital	(6,112)	(3,200)
Share of profit of equity-accounted investments	(2,954)	(2,463)
Dividends received from equity-accounted investments	2,969	2,219
Deferred taxation and other provisions	475	(586)
Other	772	(1,790)

Net cash from operating activities (pre-tax)	19,831	12,594
Taxation paid	(6,953)	(4,116)

Net cash from operating activities	12,878	8,478

Cash flow from investing activities:
Capital expenditure	(11,760)	(12,791)
Investments in equity-accounted investments	(761)	(1,854)
Proceeds from sale of assets	1,373	478
Proceeds from sale of equity-accounted investments	167	220
(Additions to)/proceeds from sale of securities	19	(52)
Interest received	51	170

Net cash used in investing activities	(10,911)	(13,829)

Cash flow from financing activities:
Net (decrease)/increase in debt with maturity period within three months	1,167	(5,634)
Other debt:
New borrowings	7,530	13,928
Repayments	(2,361)	(1,816)
Interest paid	(897)	(524)
Change in non-controlling interest	318	19
Dividends paid to:
Royal Dutch Shell plc shareholders	(5,003)	(5,257)
Non-controlling interest	(189)	(99)
Treasury shares: net sales and dividends received	204	87

Net cash from financing activities	769	704

Currency translation differences relating to cash and cash equivalents	(447)	55

Increase/(decrease) in cash and cash equivalents	2,289	(4,592)
Cash and cash equivalents at January 1	9,719	15,188

Cash and cash equivalents at June 30	12,008	10,596

The Notes on pages 12 through 14 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 11

Notes to the Condensed Consolidated Interim Financial Statements
1. Basis of preparation
These Condensed Consolidated Interim Financial Statements of Royal Dutch Shell plc and its subsidiaries (collectively known as “Shell”) are prepared on the same accounting principles as, and should be read in conjunction with, the Annual Report on Form 20-F for the year ended December 31, 2009 (pages 101 to 106) as filed with the Securities and Exchange Commission.
With effect from January 1, 2010, acquisitions and divestments are accounted for in accordance with revised IFRS 3 Business Combinations and IAS 27 Consolidated and Separate Financial Statements. The revised standards apply with prospective effect to the acquisition of a business or for certain types of transactions involving an additional investment or a partial disposal, requiring for example the recognition in income of certain transaction costs, the recognition at fair value of contingent consideration payable and the re-measurement of existing interests held or retained. The exact impact depends on the structure of the individual transaction concerned, with potentially different amounts being recognised in the Consolidated Financial Statements than would previously have been the case.
The Condensed Consolidated Interim Financial Statements of Royal Dutch Shell plc and its subsidiaries for the three and six month period ended June 30, 2010 have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union.
These Condensed Consolidated Interim Financial Statements are unaudited; however, in the opinion of Shell, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods.
2. Other reserves

$ million
					Accumulated
		Capital			other
	Merger	redemption	Share premium	Share plan	comprehensive
	reserve[A]	reserve[B]	reserve[A]	reserve	income	Total

At January 1, 2010	3,444	57	154	1,373	4,954	9,982

Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(4,574)	(4,574)
Share-based compensation	—	—	—	(174)	—	(174)

At June 30, 2010	3,444	57	154	1,199	380	5,234

At January 1, 2009	3,444	57	154	1,192	(1,669)	3,178

Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	3,882	3,882
Share-based compensation	—	—	—	(175)	—	(175)

At June 30, 2009	3,444	57	154	1,017	2,213	6,885

[A]	The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and of The Shell Transport and Trading Company Limited in 2005.

[B]	The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc.
3. Earnings per share

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

Income attributable to Royal Dutch Shell plc shareholders ($ million)	4,393	3,822	9,874	7,310
Basic weighted average number of ordinary shares	6,134,038,966	6,126,674,532	6,130,275,190	6,124,153,494
Diluted weighted average number of ordinary shares	6,143,741,372	6,129,356,704	6,139,713,867	6,126,901,303

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 12

4. Information by business segment
Three months ended June 30, 2010

	$ million
	Upstream	Downstream	Corporate	Total

Revenue
Third party	7,218	83,323	27	90,568
Inter-segment	8,512	69	—

Segment earnings	3,270	1,329	(112)	4,487
Three months ended June 30, 2009

	$ million
	Upstream	Downstream	Corporate	Total

Revenue
Third party	5,682	58,191	9	63,882
Inter-segment	6,202	47	—	—

Segment earnings	2,091	1,264	548	3,903
Six months ended June 30, 2010

	$ million
	Upstream	Downstream	Corporate	Total

Revenue
Third party	16,666	159,926	38	176,630
Inter-segment	16,826	153	—

Segment earnings	7,685	2,656	(288)	10,053
Six months ended June 30, 2009

	$ million
	Upstream	Downstream	Corporate	Total

Revenue
Third party	14,063	108,003	38	122,104
Inter-segment	11,481	96	—

Segment earnings	4,275	2,463	681	7,419

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 13

5. Ordinary share capital
AUTHORISED

	Jun 30, 2010	Dec 31, 2009

Class A shares of € 0.07 each	4,077,359,886	4,077,359,886
Class B shares of € 0.07 each	2,759,360,000	2,759,360,000
Unclassified shares of € 0.07 each	3,163,280,114	3,163,280,114
Sterling deferred shares of £1 each	50,000	50,000

ISSUED AND FULLY PAID

	shares of € 0.07 each		shares of £1 each
	Class A	Class B	Sterling deferred

At December 31, 2009	3,545,663,973	2,695,808,103	50,000

At June 30, 2010	3,545,663,973	2,695,808,103	50,000

NOMINAL VALUE

		$ million
	June 30, 2010	Dec 31, 2009

Issued and fully paid
Class A ordinary shares	300	300
Class B ordinary shares	227	227
Sterling deferred	[A]	[A]

	527	527

[A] Less than $1 million

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 14

Appendix
Share-based compensation
There are a number of share-based compensation plans for Shell employees.
Shell’s share option plans offered options to eligible employees, at a price no less than the fair market value of the shares at the date the options were granted. Since 2005, no further grants have been made under the share option plans. The following table presents the number of shares under option as at June 30, 2010 and the range of expiration dates.

	Royal Dutch Shell plc	Royal Dutch Shell plc	Royal Dutch Shell plc Class A
Share option Plans	Class A shares	Class B shares	ADRs

Under option at June 30, 2010 (thousands)	49,360	18,504	10,703

Range of expiration dates	Aug 2010 – Sep 2016	Nov 2010 – Nov 2014	Jul 2010 – May 2014

Shell operates a performance share plan (PSP) replacing the previous share option plans. For the details of this plan reference is made to the Annual Report on Form 20-F for the year ended December 31, 2009. The following table presents the number of shares conditionally awarded under the PSP outstanding as at June 30, 2010. The measurement period for the shares granted is three years.

	Royal Dutch Shell plc	Royal Dutch Shell plc	Royal Dutch Shell plc Class A
PSPs	Class A shares	Class B shares	ADRs

Outstanding at June 30, 2010 (thousands)	24,880	10,140	8,005

Employees of participating companies in the UK may participate in the UK Sharesave Scheme. The number of Royal Dutch Shell plc Class B shares under option as at June 30, 2010 is 1.8 million.
Certain subsidiaries have other plans containing stock appreciation rights linked to the value of Royal Dutch Shell plc Class A ADRs. The rights outstanding as at June 30, 2010 are 0.4 million.
Ratio of earnings to fixed charges
The following table sets out, on an IFRS basis for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 and the six months ended June 30, 2010, the consolidated unaudited ratio of earnings to fixed charges of Shell. The comparative annual information is derived from the consolidated financial statements of Shell contained in the Annual Report on Form 20-F for the year ended December 31, 2009.

					$ million
	Six months ended
	June 30,		Years ending December 31,
	2010	2009	2008	2007	2006	2005

Pre-tax income from continuing operations before income from equity investees	15,744	16,044	43,374	42,342	37,957	37,444
Total fixed charges	1,191	2,397	2,689	2,380	2,258	1,958
Distributed income from equity investees	2,969	4,903	9,325	6,955	5,488	6,709
Less: interest capitalised	506	1,088	870	667	564	427
Less: preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	7

Total earnings	19,398	22,256	54,518	51,010	45,139	45,677

Interest expensed and capitalised	958	1,630	2,051	1,775	1,713	1,494
Interest within rental expense	233	767	638	605	545	457
Less: preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	7

Total fixed charges	1,191	2,397	2,689	2,380	2,258	1,958

Ratio earnings/fixed charges	16.29	9.28	20.27	21.43	19.99	23.33

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 15

For the purposes of the table above, “earnings” consists of pre-tax income from continuing operations before adjustment for non-controlling interest and income from equity-accounted investments plus fixed charges (excluding capitalised interest) less undistributed earnings of equity-accounted investments, plus distributed income from equity-accounted investments. Fixed charges consist of expensed and capitalised interest plus interest within rental expenses plus preference security dividend requirements of subsidiaries.
Capitalisation and indebtedness
The following table sets out, on an IFRS basis, the unaudited consolidated combined capitalisation and indebtedness of Shell as of June 30, 2010. This information is derived from these Condensed Consolidated Interim Financial Statements.

$ million
June 30, 2010
Equity attributable to Royal Dutch Shell plc shareholders	137,488

Current debt	4,505
Non-current debt[A]	33,378

Total debt[B]	37,883

Total capitalisation	175,371

[A]	Non-current debt excludes $2.4 billion of certain tolling commitments.

[B]	As of June 30, 2010 Shell had outstanding guarantees of $3.1 billion, of which $2.4 billion related to debt of equity-accounted investments. $34.6 billion of debt was unsecured and $5.7 billion was secured.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 16